Exhibit 99.4

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461 www.cgaus.com	713-651-9944

October 15, 2014

Mr. Hunt Pettit

Energy & Exploration Partners, LLC

Two City Place, Suite 1700

100 Throckmorton Street

Fort Worth, Texas 76102

Re:	Evaluation Summary (SEC Prices)
Energy & Exploration Partners, LLC Interests
Various Texas Counties
Proved Reserves
As of October 1, 2014

Dear Mr. Pettit:

As requested, we are submitting this report, completed October 15, 2014, of the estimates of the proved reserves, and the forecasts of the resulting economics effective as of October 1, 2014 attributable to the Energy & Exploration Partners, LLC interests in certain properties located in various Texas counties. We understand that this report may be used for IRS or SEC purposes. This report has been prepared for Energy & Exploration Partners, LLC pursuant to the rules, regulations and guidelines of the Securities and Exchange Commission, Item 1202 (a) (8) of Regulation S-K, for reporting corporate reserves and future net revenue. We reviewed 100 percent of the total proved reserves of Energy & Exploration Partners, LLC in connection with the preparation of this report. The proved reserves presented in this report constitute 100 percent of the proved reserves owned by Energy & Exploration Partners, LLC, all of which are located in the state of Texas in the United States of America. The results of these evaluations are summarized below:

	Total Proved	Proved Developed Producing	Proved Developed Non- Producing	Proved Undeveloped
Net Reserves
Oil, Mbbl	33,725.9	8,221.6	5,324.9	20,179.5
Gas, MMcf	29,282.5	8,505.7	4,222.9	16,553.8
NGL, Mbbl	4,814.0	1,398.7	724.7	2,690.5
Net Revenue
Oil, M$	3,289,177.5	801,874.8	519,246.3	1,968,057.1
Gas, M$	135,337.7	38,846.9	19,599.0	76,891.8
NGL, M$	192,995.8	55,402.4	29,009.4	108,584.1
Production Taxes, M$	175,927.2	43,954.9	27,531.0	104,441.3
Ad Valorem Taxes, M$	86,039.1	21,303.7	13,508.1	51,227.3
Operating Expenses, M$	431,350.7	130,216.3	51,079.6	250,054.8
Investments, M$	368,429.8	168.9	28,866.9	339,394.1
Future Net Cash Flow, M$	2,555,764.2	700,480.1	446,869.2	1,408,415.1
10% Discounted Cash Flow, M$	1,558,781.5	459,916.4	294,147.3	804,717.4

Mr. Hunt Pettit

Energy & Exploration Partners, LLC Interests

SEC Price Case

October 15, 2014

The discounted cash flow value shown above should not be construed to represent an estimate of fair market value by Cawley, Gillespie & Associates, Inc. In accordance with the Securities and Exchange Commission guidelines, the future net cash flow, operating income (BFIT), has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value, “present worth”, is indicative of the time value of money.

As to the assumptions, methods and procedures used in connection with the preparation of this report, prices were forecast in accordance with Securities and Exchange Commission rules and guidelines. The prices are determined as an unweighted arithmetic average of the first-day-of-the-month benchmark price for each of the twelve months prior to the effective date October 1, 2014. The 12-month average benchmark Henry Hub spot gas price of $4.224 per MMBtu and the 12-month average benchmark WTI Cushing spot oil price of $99.08 per barrel were used. The oil and gas prices were held constant throughout the life of the properties. The prices were adjusted for gravity, quality, heating value, shrinkage, transportation and marketing. For these properties, the resulting oil and gas prices are $97.527 per barrel and $4.622 per MCF, respectively. The resulting plant products price is $40.091 per barrel.

For these properties, the proved producing reserves are forecast using the production performance and analogy methods. The proved non-producing and undeveloped reserves are forecast using the analogy method. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

The reserve classifications conform to the definitions and criteria of the Securities and Exchange Commission. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. We are not aware of any legislative changes or restrictive actions that may possibly impact the reserves or economics as presented. Possible environmental liability related to the properties has not been investigated nor considered. The assumptions, data, methods and procedures as described are appropriate for the purpose of this report. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. Due to the inherent uncertainties of reserves estimates, future production rates, commodity prices, costs and expenses, it should be realized that the reserves actually recovered, the revenue received and the actual cost incurred could be more or less than the estimated amounts.

The reserves estimates were based on interpretations of factual data furnished by your office or Energy & Exploration Partners, LLC. Oil and gas prices, pricing differentials, expense and cost data, tax values, the subject wells and ownership interests were supplied by you or Energy & Exploration Partners, LLC and were accepted as furnished. To some extent, information from public records has been used to check or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report.

Mr. Hunt Pettit

Energy & Exploration Partners, LLC Interests

SEC Price Case

October 15, 2014

Cawley, Gillespie & Associates, Inc. is independent with respect to Energy & Exploration Partners, LLC as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future performance of the subject properties. Cawley, Gillespie and Associates, Inc. is a Texas registered engineering firm, F-693, of professional engineers and geologists serving the oil and gas industry for over fifty years.

This report was prepared for the use of Energy & Exploration Partners, LLC. This letter should not be used, circulated or quoted for any other purpose without your express written consent and that of Cawley, Gillespie & Associates, Inc. or except as required by law. Our work papers and related data are available for inspection and review by authorized, interested parties.

Respectively Submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693